Mail Stop 3561

March 20, 2008

Via Fax & U.S. Mail

Mr. Bruce E. Schreiner
Sense Technologies Inc.
2535 N. Carleton Avenue
Grand Island, Nebraska 68803

> **Re: Sense Technologies Inc.**
> **Form 10-KSB/A for the year ended February 28, 2007**
> **Filed July 17, 2007**
> **File No. 000-29990**

Dear Mr. Schreiner:

      We have reviewed your February 26, 2008, response letter and have the following comments. Where expanded or revised disclosure is requested, you may comply with these comments in future filings unless an amendment has been requested, in which case all requested changes should be made in such amendment as well as in future filings. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. We also ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. We look forward to working with you in these respects and welcome any questions you may have about any aspects of our review.

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Form 10-KSB/A for the year ended February 28, 2007

1. Reference is made to your responses to our previous comments 2–5, 12 and 15. Please confirm that you will revise your disclosure in future filings to include information similar to that which you have provided in your responses.

2. As a related matter, please refer to your discussion of direct costs in fiscal 2006 as presented in response 2 of your letter. You refer to "extraordinary" expenses in

your proposed disclosure. Since these costs do not qualify as extraordinary items under APB 30, please delete this terminology from your disclosure. We will not object if you wish to instead characterize these costs as either "unusual" or "infrequent" in your proposed narrative. Please revise accordingly.

Note 2 – Significant Accounting Policies
(d) Intangible Assets, page F-10

3. Refer to your response to our prior comment 7. We have reviewed your response but we are not persuaded that the useful life of the intangible asset associated with the license agreement for the Scope-Out mirror is indefinite because a determination of the definite useful life "could not reasonably be made." We note your reference to paragraph B59 of SFAS 142 which states that "indefinite does not mean the same as indeterminate." This license agreement appears to constitute a technology-based intangible asset that meets the contractual-legal criterion for recognition as well, as described in paragraph A25 of SFAS 141. Accordingly, it appears that useful life is limited by economic and competitive factors of the type specified in paragraph 11e of SFAS 142. You appear to recognize this fact when, in response 3 of your letter, you state that you expect to be able to determine the useful life of the intellectual property when you attempt to sub-license it to others. For these reasons, we believe that it is appropriate to amortize the asset over your best estimate of its useful life and to evaluate its remaining useful life each reporting period in accordance with the guidance of paragraphs 12 through 14 of SFAS 142. A conclusion that an intangible asset has an indefinite life should be supported by a detailed analysis that considers all of the relevant facts and circumstances, as well as all of the factors in paragraph 11 of SFAS 142. Your current analysis and your representation that you "are not presently amortizing its costs because you cannot yet determine the useful life of this intellectual property" do not meet these criteria. Please revise accordingly. If you continue to believe that your conclusion is correct, a sufficiently detailed analysis should be provided for our review in your next response. We may have further comments upon review of this material.

4. Based upon your response to our previous comment 7, it is unclear how you have determined that the intangible asset related to the Scope Out licensing agreement has not suffered any impairment. Although you state that you have no plans for abandonment of this product, it is evident that you continue to show significant operating losses and minimal sales. As the Scope Out product is your main product, it would appear that some impairment of the related intangible assets would be necessary. Please provide us your analysis in accordance with SFAS 142 used to determine that no impairment was necessary as of February 28, 2007 as well as your analysis as of February 28, 2008. We would expect your method of determining and measuring impairment to be sufficiently robust to support

your apparent conclusion that the life of the intangible asset is indefinite. We may have further comments upon review of your response.

5. In your response to our previous comment number 8, you state you have capitalized amounts paid to attorneys to obtain ScopeOut patents in foreign jurisdictions. Please explain why you chose to capitalize these items instead of expensing them as incurred. In addition, we assume you plan to capitalize any further expenses in obtaining these foreign patents. Generally, such patents, once obtained, are difficult to enforce, which requires navigation through the legal system of a foreign jurisdiction, thus impairing the patent holder's ability to enforce a legally held patent. Please explain how you have considered this in determining your accounting treatment.

6. Please refer to your response to our previous comment number 9, and your conclusion that an annual accrual for the guaranteed minimum royalty payment is the appropriate accounting treatment for this payment. Based on the information provided, we continue to believe that a quarterly accrual would be more appropriate. In this regard, you state that the minimum royalty amount is based on the number of units sold. Although this may be true for sales greater than a minimum number of unit sales, it appears that you would be required to make a minimum royalty payment regardless of the number of units sold. Therefore, the minimum payment appears to be analogous to an annual licensing fee, which should be recognized evenly over the period of benefit, that being your fiscal year. As you receive the benefit of this licensing agreement throughout the year, it is therefore proper to recognize a portion of this minimum amount in each quarter of the year, while recognizing that a "true-up" may occur in the quarter where the total royalty payment is calculated based on actual unit sales. Please revise accordingly. If you continue to believe that your current accounting is correct, please provide additional support for your conclusion. Identify your basis in GAAP for your accounting in your response.

Note 4 – Intangible Assets
Scope Out Mirror License, page F-14

7. In your response to our prior comment 13, you state that the $540,000 royalty payable is comprised of the same dollar amounts for both fiscal years ended February 28, 2007 and 2006. However, your Form 10-KSB states on page F-15 that the company accrued $60,000 in royalty payments owed for each of the years ended February 28, 2007 and 2006. We assume, from your response, that a $60,000 payment was made in fiscal 2007. Please indicate the date of that payment and the form of consideration (cash, stock or other). Show us how the actual payment has been reflected in your cash flow statement. In this regard, we note no mention of the royalty payment in your liquidity discussion as a significant use of cash. Please advise.

Note 11 – Related party transaction, page F-18

8. Refer to your response to our prior comment 16. We note from your narrative on page 7 that, as a result of nonpayment of minimum royalties, your Guardian Alert license has converted from exclusive to non-exclusive status. However you state that all other provisions remain the same. Although you represent that you intend to amend the agreement to remove the minimum royalty clauses, it appears that you have not yet done so. For that reason, we believe that you should have continued to accrue the minimum royalties pending that amendment. In your response, please provide us with a schedule that illustrates how each applicable fiscal year would have been impacted had such an accrual for unpaid royalties been recorded in your financial statements. In addition, you state that DAG "has held" significant shareholdings in the company. Please tell us the percentage of shares benefically owned by DAG, its related parties and affiliates during each of these periods. In addition, please tell us whether Mr. Schreiner is the controlling shareholder of DAG and further describe his relationship with that entity. We may have further comments upon review of your response.

General

9. We draw your attention to the assertions at the end of this letter. As this was not provided in writing with your prior response letter, please include it in your response to this letter.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United

States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kristin Shifflett at (202) 551-3381 or Margery Reich at (202) 551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3211 with any other questions.

Sincerely,

David R. Humphrey
Branch Chief